Exhibit 99.2

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Combined Carve-Out Balance Sheet

As of December 31, 2024

(Expressed in thousands of U.S. dollars)

December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,858
Restricted cash	941
Margin deposits (Note 13(c))	45,221
Accounts receivable, net (Note 3)	39,648
Inventories (Note 4)	44,500
Due from related parties (Note 3)	7,014
Fair value of derivatives (Notes 13 and 14)	197
Insurance claims receivable	2,842
Prepayments and other assets	49,796
Total current assets	240,017
FIXED ASSETS, NET:
Vessels and advances, net (Note 5)	671,844
Total fixed assets, net	671,844
OTHER NON-CURRENT ASSETS:
Accounts receivable, net, non-current (Note 3)	1,610
Deferred charges, net (Note 6)	19,119
Due from related parties, non-current (Note 3)	1,050
Fair value of derivatives, non-current (Notes 13 and 14)	147
Restricted cash, non-current	9,236
Operating leases, right-of-use assets	297,975
Total assets	$1,240,998
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 7)	$30,505
Related party loans (Note 3)	85,000
Accounts payable	41,477
Due to related parties (Note 3)	5,319
Operating lease liabilities, current portion	205,172
Accrued liabilities	11,906
Unearned revenue	22,911
Fair value of derivatives (Notes 13 and 14)	14,465
Other current liabilities	3,902
Total current liabilities	420,657
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 7)	305,724
Operating lease liabilities, non-current portion	87,424
Fair value of derivatives, non-current portion (Notes 13 and 14)	5,174
Total non-current liabilities	398,322
COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDERS’ EQUITY:
Common shares (Note 9)	250
Additional paid-in capital (Note 9)	207,284
Net Parent Investment (Note 9)	312,546
Accumulated deficit	(98,061)
Total shareholders’ equity	422,019
Total liabilities and shareholders’ equity	$1,240,998

The accompanying notes are an integral part of these unaudited interim predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Unaudited Interim Combined Carve-Out Statements of Operations

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
REVENUES:
Voyage revenue (Note 10)	$759,876	$239,719
Voyage revenue – related parties (Notes 3 and 10)	111,128	87,683
Total voyage revenue	871,004	327,402

EXPENSES:
Voyage expenses	(255,367)	(107,383)
Charter-in hire expenses (Note 8)	(521,431)	(166,506)
Voyage expenses - related parties (Note 3)	(5,585)	(3,765)
Vessels’ operating expenses	(61,805)	(27,165)
General and administrative expenses	(11,045)	(10,832)
General and administrative expenses - related parties (Note 3)	(2,320)	(528)
Management and agency fees - related parties (Note 3)	(23,839)	(10,760)
Amortization of dry-docking and special survey costs (Note 6)	(4,585)	(2,337)
Depreciation (Note 5)	(27,586)	(14,044)
Gain / (loss) on sale of vessels, net (Note 5)	3,348	(4,669)
Loss on vessels held for sale (Note 5)	-	(1,579)
Vessel’s impairment loss (Notes 5)	-	(179)
Foreign exchange gains	153	219
Operating loss	(39,058)	(22,126)
OTHER INCOME / (EXPENSES):
Interest income	1,346	236
Interest and finance costs, net (Note 11)	(17,839)	(7,313)
Interest expense - related parties (Note 3)	(540)	(815)
Other, net	944	(47)
Gain / (loss) on derivative instruments, net (Note 13)	22,357	(710)
Total other income / (expenses), net	6,268	(8,649)
Net loss	$(32,790)	$(30,775)

The accompanying notes are an integral part of these unaudited interim predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Unaudited Interim Combined Carve-Out Statements of Comprehensive Loss

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
Net loss for the period	$(32,790)	$(30,775)
Other comprehensive loss:
Unrealized loss on cash flow hedges, net (Notes 13 and 15)	(3,894)	-
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 11, 13 and 15)	1,523	-
Other comprehensive loss for the period	$(2,371)	$-
Total comprehensive loss for the period	$(35,161)	$(30,775)

The accompanying notes are an integral part of these unaudited interim predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Unaudited Interim Combined Carve-Out Statements of Shareholders’ Equity

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	Common Shares	Additional Paid-in Capital	Net Parent Investment	Retained Earnings/ (Accumulated deficit)	Accumulated Other Comprehensive Income/ (Loss)	Total
Balance, January 1, 2024	$250	$207,284	$266,054	$194	$904	$474,686
-Net loss	-	-	-	(32,790)	-	(32,790)
-Other comprehensive loss	-	-	-	-	(2,371)	(2,371)
-Parent distributions, net (Note 9)	-	-	(2,986)	-	-	(2,986)
Balance, September 30, 2024	$250	$207,284	$263,068	$(32,596)	$(1,467)	$436,539

Balance, January 1, 2025	$250	$207,284	$312,546	$(98,061)	$-	$422,019
-Net loss	-	-	-	(30,775)	-	(30,775)
-Parent contributions, net (Note 9)	-	-	208,074	-	-	208,074
Balance, May 6, 2025	$250	$207,284	$520,620	$(128,836)	$-	$599,318

The accompanying notes are an integral part of these unaudited interim predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Unaudited Interim Combined Carve-Out Statements of Cash Flows

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars)

	For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
Cash Flows From Operating Activities:
Net loss:	$(32,790)	$(30,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	27,586	14,044
Amortization and write-off of financing costs	957	401
Amortization of deferred dry-docking and special survey costs	4,585	2,337
Amortization of assumed time charter	(83)	-
Amortization of hedge effectiveness excluded component from cash flow hedges	1,523	-
Equity based payments from Parent	2,320	528
Gain on derivative instruments, net	(17,950)	(13,473)
(Gain)/ loss on sale of vessels, net	(3,348)	4,669
Loss on vessels held for sale	-	1,579
Vessel’s impairment loss	-	179
Changes in operating assets and liabilities:
Accounts receivable and margin deposits	(24,012)	20,789
Due from related parties	(10,744)	(4,093)
Inventories	478	6,123
Insurance claims receivable	(905)	(619)
Prepayments and other	4,819	13,085
Accounts payable	21,187	(14,232)
Due to related parties	919	11,088
Accrued liabilities	(4,893)	1,611
Unearned revenue	(3,020)	(8,811)
Other liabilities	2,384	5,287
Dry-dockings	(6,510)	(5,781)
Accrued charter revenue	(1,038)	2
Net Cash provided by / (used in) Operating Activities	(38,535)	3,938
Cash Flows From Investing Activities:
Proceeds from the settlement of insurance claims	1,199	170
Vessel acquisition and advances/Additions to vessel cost	(94,604)	(955)
Proceeds from the sale of vessels, net	110,396	10,780
Net Cash provided by Investing Activities	16,991	9,995
Cash Flows From Financing Activities:
Proceeds from long-term debt	53,760	-
Proceeds from related party loans	50,000	7,500
Repayment of long-term debt	(96,279)	(164,720)
Payment of financing costs	(425)	-
Net parent investment	(5,306)	115,046
Net Cash provided by/ (used in) Financing Activities	1,750	(42,174)
Net decrease in cash, cash equivalents and restricted cash	(19,794)	(28,241)
Cash, cash equivalents and restricted cash at beginning of the period	45,399	60,035
Cash, cash equivalents and restricted cash at end of the period	$25,605	$31,794
Supplemental Cash Information:
Cash paid during the period for interest	$18,213	$7,294
Non-Cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for operating lease obligations	$201,230	$63,147

The accompanying notes are an integral part of these unaudited interim predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The unaudited interim predecessor combined carve-out financial statements include the dry bulk business of Costamare Inc. (“Costamare”), a publicly listed company on the New York Stock Exchange, prior to the spin-off of such business into a standalone public company, Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands, on May 6, 2025 by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (“Spin-Off”). The dry bulk business consists of: (i) 67 wholly-owned subsidiaries of Costamare, operating or having operated or been formed with the intention to operate in the dry bulk sector with owned vessels since June 2021 along with Costamare Bulkers Ships Inc. (“CBSI”), a wholly-owned indirect subsidiary of Costamare, organized under the laws of the Republic of the Marshall Islands in July 2024 (the “Owned Dry Bulk Fleet Business”) and (ii) Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands in June 2021 operating as a dry bulk operating platform. Entities under the Owned Dry Bulk Fleet Business and CBI are hereinafter referred to as the “Company” in these unaudited interim predecessor combined carve-out financial statements, as illustrated in Table 1 below.

As of December 31, 2024, the Owned Dry Bulk Fleet Business had a fleet of 38 dry bulk vessels with a total carrying capacity of approximately 3,016,855 DWT. The entities under the Owned Dry Bulk Fleet Business provide worldwide marine transportation services by chartering their dry bulk vessels to a diverse group of charterers.

During the fourth quarter of 2022, Costamare established a dry bulk operating platform under CBI. CBI charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and also utilizes hedging solutions. As of December 31, 2024, CBI charters-in 50 third-party dry bulk vessels on period time charters (including one dry bulk vessel on a time charter trip).

On July 11, 2024 Costamare subscribed for and was issued 10,000 shares of the capital stock of Costamare Bulkers, at a price of $0.0001 per share, making Costamare the sole shareholder of Costamare Bulkers. On May 6, 2025, the Spin-Off was completed, and Costamare Bulkers was separated from Costamare and its shares were distributed pro rata, one common share of Costamare Bulkers for every five Costamare common shares held by the shareholders of record of Costamare on April 29, 2025. On the same day, after the completion of the Spin-Off and the distribution of Costamare Bulkers’ shares, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder of Costamare. Following the completion of the Spin-off, Costamare Bulkers became a publicly listed company, and its shares began “regular way” trading separately from Costamare shares on the New York Stock Exchange on May 7, 2025. The purpose of these financial statements is to present the results of operations of the Company through May 6, 2025, the date on which the Spin-Off was completed following which the Company commenced operations as part of the publicly listed company, Costamare Bulkers.

The management of the Company believes the assumptions underlying the unaudited interim predecessor combined carve-out financial statements, including the assumptions regarding the allocation of general corporate expenses from Costamare, are reasonable. Nevertheless, the Company’s unaudited interim predecessor combined carve-out financial statements may not include all of the actual expenses that would have been incurred had the Company operated as a standalone company during the periods presented and may not reflect the Company’s unaudited interim predecessor combined carve-out results of operations, financial position and cash flows had the Company operated as a standalone company during the periods presented. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

The unaudited interim predecessor combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) on a “carve-out” basis from the accounting records of Costamare using the historical carrying costs of the entities included in these unaudited interim predecessor carve-out financial statements for the periods presented, including allocation of expenses from Costamare. The management of the Company believes the allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the period presented. The actual basis of allocation is described below.

These unaudited interim predecessor combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Company, plus the following item which has been allocated as set forth below:

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

General and Administrative Expenses: General and administrative expenses, consisting mainly of legal fees, audit fees and other various General and administrative expenses, were allocated to the Owned Dry Bulk Fleet Business based on the vessels’ owning days of the owning entities and to CBI based on the charter-in days of the chartered-in third-party vessels. Management believes that these allocations reasonably present the financial position, results of operations and cash flows of the Company. For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, total expenses allocated by Costamare amounted to $3,649 and $1,871, respectively.

All transactions and balances between the Company and Costamare, which were not historically settled in cash, were considered to be effectively settled in cash in the unaudited interim predecessor combined carve-out financial statements at the time the transaction was recorded. The total net effect of the settlement of these transactions between the Company and Costamare was reflected in the predecessor combined carve-out statement of financial position and the unaudited interim predecessor combined carve-out statement of changes in equity as “Net parent investment”, which includes the expenses incurred by Costamare on behalf of the Company.

The Company, as represented by the entities in the unaudited interim predecessor combined carve-out financial statements, operated as distinct business units. Each unit had its own profit and loss responsibility, with its respective Board of Directors acting in the capacity of the Chief Operating Decision Maker.

The Company does not use discrete financial information to evaluate operating results for each type of charter or vessel type, including both owned and chartered-in vessels. As a result, management reviews the operating results of the entire fleet as a whole. Therefore, it has been determined that the Company operates under a single reportable segment.

For the unaudited interim predecessor combined carve-out financial statements for the period from January 1, 2025 to May 6, 2025, the Company has evaluated the effects of subsequent events through December 2, 2025, the date these unaudited interim predecessor combined carve-out financial statements were available to be issued. Please refer to Note 16 for additional information.

The unaudited interim predecessor combined carve-out financial statements for the period from January 1, 2025 to May 6, 2025 include the entities listed in Table 1 below:

Table 1

AA	Company name	Vessel name	Entity’s establishment/ acquisition date	Vessel’s delivery date
1	COSTAMARE BULKERS INC.	N/A	June 9, 2021	-
2	COSTAMARE BULKERS SHIPS INC.	N/A	July 11, 2024	-
3	ADSTONE MARINE CORP.	NORMA	January 4, 2022	March 30 ,2022
4	AMOROTO MARINE CORP. (1)	-	June 28, 2021	August 20, 2021
5	ANDATI MARINE CORP. (2)	VERITY	June 15, 2021	July 15, 2021
6	ARCHET MARINE CORP.	LIBRA	June 15, 2021	January 20, 2022
7	ASTIER MARINE CORP. (2)	PARITY	June 15, 2021	September 1, 2021
8	AUBER MARINE CORP. (1)	-	June 14, 2021	July 19, 2021
9	BABRON MARINE CORP. (1)	-	June 14, 2021	July 14, 2021
10	BAGARY MARINE CORP.	SERENA	June 15, 2021	August 19, 2021
11	BARBAN MARINE CORP.	ALWINE	June 15, 2021	November 18, 2024
12	BARLESTONE MARINE CORP. (4)	-	January 4, 2022	-
13	BARRAL MARINE CORP.	DAWN	June 15, 2021	July 19, 2021
14	BELLET MARINE CORP. (2)	PYTHIAS	June 15, 2021	December 29, 2021
15	BERMEO MARINE CORP. (1)	-	June 28, 2021	August 20, 2021
16	BERMONDI MARINE CORP.	BERMONDI	June 15, 2021	October 27, 2021
17	BERNIS MARINE CORP. (2)	BERNIS	June 15, 2021	July 14, 2021

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18	BILSTONE MARINE CORP.	MIRACLE	January 4, 2022	February 7, 2024
19	BLONDEL MARINE CORP.	SEABIRD	June 14, 2021	July 27, 2021
20	BRIANDE MARINE CORP. (1)	-	June 15, 2021	September 9, 2021
21	CAMARAT MARINE CORP. (1)	-	June 15, 2021	November 22, 2021
22	CAMINO MARINE CORP. (4)	-	June 28, 2021	-
23	CANADEL MARINE CORP. (1)	-	June 15, 2021	August 27, 2021
24	CARNOT MARINE CORP.	AUGUST	June 15, 2021	December 18, 2024
25	CARRADE MARINE CORP. (1)	-	June 15, 2021	September 16, 2021
26	CAVALAIRE MARINE CORP. (1)	-	June 15, 2021	July 29, 2021
27	COGOLIN MARINE CORP.	URUGUAY	June 18, 2021	September 3, 2021
28	COURTIN MARINE CORP.	CURACAO	June 18, 2021	October 21, 2021
29	CROMFORD MARINE CORP.	FRONTIER	January 4, 2022	July 9, 2024
30	CRON MARINE CORP. (1)	-	June 18, 2021	January 13, 2022
31	DATTIER MARINE CORP.	-	June 18, 2021	September 22, 2021
32	DRAMONT MARINE CORP. (2)	EQUITY	June 18, 2021	October 7, 2021
33	FABRON MARINE CORP.	ERACLE	June 14, 2021	July 6, 2021
34	FEATHERSTONE MARINE CORP. (4)	-	January 4, 2022	-
35	FERRAGE MARINE CORP.	ATHENA	June 14, 2021	September 27, 2021
36	FONTAINE MARINE CORP. (2)	ACUITY	June 14, 2021	July 19, 2021
37	FRUIZ MARINE CORP.	ORION	June 28, 2021	November 22, 2021
38	GAJANO MARINE CORP. (4)	-	June 28, 2021	-
39	GAMBETTA MARINE CORP. (1)	-	June 14, 2021	July 16, 2021
40	GASSIN MARINE CORP. (1)	-	June 18, 2021	October 25, 2021
41	GATIKA MARINE CORP.	MERCHIA	June 28, 2021	December 17, 2021
42	GRENETA MARINE CORP.	GRENETA	June 14, 2021	December 13, 2021
43	GUERNIKA MARINE CORP.	DAMON	June 28, 2021	December 21, 2021
44	HANSLOPE MARINE CORP. (4)	-	January 4, 2022	-
45	KINSLEY MARINE CORP.	DORADO	January 4, 2022	August 21, 2023
46	LAREDO MARINE CORP. (4)	-	June 28, 2021	-
47	LAUDIO MARINE CORP.	HYDRUS	June 28, 2021	December 23, 2021
48	LENVAL MARINE CORP. (1)	-	June 14, 2021	June 30, 2021
49	MARALDI MARINE CORP.	AEOLIAN	June 14, 2021	August 4, 2021
50	MENDATA MARINE CORP. (4)	-	June 28, 2021	-
51	MERLE MARINE CORP.	CLARA	June 15, 2021	August 18, 2021
52	MORGIA MARINE CORP. (4)	-	June 28, 2021	-
53	NAILSTONE MARINE CORP. (4)	-	January 4, 2022	-
54	OLDSTONE MARINE CORP.	ENNA	January 4, 2022	August 3, 2023
55	ONTON MARINE CORP. (1)	-	June 28, 2021	October 15, 2021
56	POMAR MARINE CORP.	PHOENIX	June 28, 2021	December 31, 2021
57	RAVENSTONE MARINE CORP.	MAGNES	January 4, 2022	November 12, 2024
58	RIVOLI MARINE CORP. (1)	-	June 14, 2021	July 16, 2021
59	ROCESTER MARINE CORP. (4)	-	January 4, 2022	-
60	SAUVAN MARINE CORP.	SAUVAN	June 14, 2021	July 14, 2021
61	SHAEKERSTONE MARINE CORP.	ARYA	January 4, 2022	September 29, 2023

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

62	SILKSTONE MARINE CORP.	PROSPER	January 4, 2022	June 10, 2024
63	SMOLLET MARINE CORP. (1)	-	June 14, 2021	June 14, 2021
64	SNARESTONE MARINE CORP. (4)	-	January 4, 2022	-
65	SOLIDATE MARINE CORP.(3)	RESOURCE	June 28, 2021	September 8, 2021
66	SWEPTSTONE MARINE CORP. (4)	-	January 4, 2022	-
67	TERRON MARINE CORP.	FARMER	June 14, 2021	September 27, 2021
68	VAILLANT MARINE CORP. (1)	-	June 14, 2021	August 17, 2021
69	VALROSE MARINE CORP.	BUILDER	June 14, 2021	June 14, 2021

(1)	Companies that sold their vessels in the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025.
(2)	Companies that agreed to sell a vessel on or after May 6, 2025.
(3)	Companies that agreed to sell a vessel during the period January 1, 2025 to May 6, 2025.
(4)	Companies to be used for future vessels’ acquisitions.

Revenues for the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
A	18%	18%
B (*)	13%	27%
Total	31%	45%

(*) Local Agency C - CBI charters-out vessels through Local Agency C in Singapore, which acts solely as agent, and further charters-out such vessels to other third-party charterers. All financial results are passed on to CBI (Note 3(b)).

The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company adopted the going concern basis in preparing its unaudited interim predecessor combined carve-out financial statements.

The accompanying unaudited interim predecessor combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the annual predecessor combined carve-out financial statements included in the Company’s Registration Statement on Form 20-F, filed with the SEC on April 23, 2025.

These unaudited interim predecessor combined carve-out financial statements have been prepared on the same basis as the Company’s annual predecessor combined carve-out financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s predecessor combined carve-out financial statements included in the Company’s Registration Statement on Form 20-F, filed with the SEC on April 23, 2025. There have been no material changes to these policies in the period from January 1, 2025 to May 6, 2025.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by Konstantinos Konstantakopoulos, Costamare’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company, pursuant to a Framework Agreement between Costamare and Costamare Shipping, as most recently amended and restated on May 6, 2025 (the “CMRE Framework Agreement”), with commercial, technical and other management services. Costamare Services, a company controlled by Costamare’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services Agreement among Costamare’s vessel-owning subsidiaries and Costamare Services, as most recently amended and restated on May 6, 2025 (the “CMRE Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. On November 27, 2015, Costamare amended and restated the Registration Rights Agreement entered into in connection with Costamare’s Initial Public Offering to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the CMRE Framework Agreement and the CMRE Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel, a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, effective from January 1, 2022, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840, effective from January 1, 2022, for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s owned fleet and (iv) a quarterly fee of $667 (as of January 1, 2022) plus the value of 149,600 shares of Costamare, which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

Costamare is able to terminate the CMRE Framework Agreement and/or the CMRE Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the CMRE Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, amounted to $10,715 and $4,235, respectively, and are included in Management and agency fees - related parties in the accompanying unaudited interim predecessor combined carve-out statements of operations. The amounts received by Costamare Shipping include amounts paid to third-party managers of $3,363 and $1,031 for the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, respectively. In addition, Costamare Shipping and Costamare Services charged (i) $684 for the period from January 1, 2025 to May 6, 2025 ($1,827 for the nine-month period ended September 30, 2024), representing a fee of 1.25% on all gross revenues, as provided in the CMRE Framework Agreement and the CMRE Services Agreement, as applicable, which is separately reflected in Voyage expenses - related parties in the accompanying unaudited interim predecessor combined carve-out statements of operations, (ii) $335, representing the pro-rata basis portion of the annual fee of $2,667, which is included in “General and administrative expenses – related parties” in the accompanying unaudited interim predecessor combined carve-out statements of operations for the period from January 1, 2025 to May 6, 2025 ($715 for the nine-month period ended September 30, 2024) and (iii) $528, representing the pro-rata basis portion of the fair value of 149,600 shares of Costamare, which is included in “General and administrative expenses – related parties” in the accompanying unaudited interim predecessor combined carve-out statements of operations for the period from January 1, 2025 to May 6, 2025 ($2,320 for the nine-month period ended September 30, 2024).

Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $50 per vessel as working capital security. As of December 31, 2024, the working capital security was $1,650 in aggregate, of which $1,600 is included in “Accounts receivable, net, non-current” and $50 in “Accounts receivable, net”, in the accompanying 2024 predecessor combined carve-out balance sheet.

The balance due to Costamare Shipping as of December 31, 2024 amounted to $2,393 and is included in “Due to related parties” in the accompanying predecessor combined carve-out balance sheet. The balance due to Costamare Services at December 31, 2024 amounted to $764 and is included in “Due to related parties” in the accompanying predecessor combined carve-out balance sheet.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Following the completion of the Spin-Off discussed in Note 1, (i) Costamare Bulkers entered into an agreement with Costamare Shipping for the provision of administrative, commercial and other management services on terms substantially the same as the terms of the CMRE Framework Agreement, and (ii) the vessel-owning companies entered into an agreement with Costamare Services for the provision of chartering, sale and purchase, insurance and certain representation and administrative services on terms substantially the same as the terms of the CMRE Services Agreement including the fee structure thereunder.

(b) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”), a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”), a company incorporated under the laws of the Kingdom of Denmark, and Costamare Bulkers Services Co., Ltd. (“Local Agency D”), a company incorporated under the laws of Japan, are wholly-owned by Costamare’s Chairman and Chief Executive officer. Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”), a company incorporated under the laws of the Republic of Singapore, is wholly-owned by Costamare’s Chief Financial Officer, who is also the Company’s Chief Executive Officer. CBI entered into separate Agency agreements with Local Agency A, Local Agency B and Local Agency C on November 14, 2023, as amended and restated on June 15, 2023, April 30, 2024 and December 16, 2024 and with Local Agency D on November 20, 2023, as amended and restated on December 16, 2024 (each, an “Agency Agreement”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. CBI may charter-out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis including any address commissions received by Local Agency C. During the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, CBI has charged Local Agency C an amount of $111,128 and $87,683, respectively, for chartering-in vessels from CBI, which is included in “Voyage revenue - related parties” in the accompanying unaudited interim predecessor combined carve-out statements of operations and Local Agency C has charged CBI an amount of $3,758 and $3,081, respectively, for address commission which is included in “Voyage expenses - related parties” in the accompanying unaudited interim predecessor combined carve-out statements of operations. During the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, the Local Agencies charged CBI with aggregate agency fees of $12,409 and $5,819, respectively, which are included in “Management and agency fees - related parties” in the accompanying unaudited interim predecessor combined carve-out statements of operations.

The balance due from the four Local Agencies as of December 31, 2024 amounted to $7,014 (out of which an amount of $6,299 relates to Local Agency C’s chartering-in vessels activity from CBI) and is included in “Due from related parties” in the accompanying predecessor combined carve-out balance sheets.

(c) Navilands Bulker Management Ltd. (‘‘Navilands’’) and Navilands (Shanghai) Bulkers Management Ltd. (‘‘Navilands (Shanghai)’’): Navilands and Navilands (Shanghai) are controlled by Costamare’s Chairman and Chief Executive Officer. Starting in February 2024, certain of our vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, Navilands charged management fees of $715 and $706, respectively, which are included in “Management and agency fees - related parties” in the accompanying unaudited interim predecessor combined carve-out statements of operations. As of December 31, 2024 the working capital security paid by the Company to Navilands was $1,050, and is included in “Due from related parties, non-current” in the accompanying predecessor combined carve-out balance sheet. The balance due to Navilands as of December 31, 2024 amounted to $2,162 and is included in “Due to related parties” in the accompanying predecessor combined carve-out balance sheet.

(d) Related party loans: On April 3, 2024, on August 5, 2024, on October 17, 2024, on November 1, 2024 and on December 20, 2024, Costamare provided CBI with five unsecured loan facilities of $30,000, $20,000, $10,000, $10,000 and $15,000, respectively. Each loan facility bears fixed interest payable quarterly and each loan facility principal amount is repayable on the first anniversary of each loan facility draw-down date or on any other longer date Costamare may agree to. On April 29, 2025, Costamare provided CBI a further unsecured loan facility of $7,500. Upon the completion of the Spin-Off (Note 1), all related party loans, including interest thereon of $321, were fully forgiven. As of December 31, 2024, the aggregate outstanding balance of the related party loan facilities was $85,000. During the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, the aggregate interest expense charged amounted to $540 and $815, respectively, which is separately reflected as “Interest expense - related parties” in the accompanying unaudited interim predecessor combined carve-out statements of operations.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. Inventories:

Inventories in the accompanying predecessor combined carve-out balance sheet relate to bunkers, lubricants and spare parts on board the vessels.

5. Vessels and Advances, net:

During the period from January 1, 2025 to May 6, 2025, the Company sold the dry bulk vessel Rose and recognized a loss of $4,669, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying combined carve-out statement of operations for the period from January 1, 2025 to May 6, 2025.

On April 22, 2025, the Company decided to make arrangements to sell the dry bulk vessel Resource. The Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value, amounting to $1,579, was recorded in the period from January 1, 2025 to May 6, 2025, and is separately reflected as Loss on vessel held for sale in the accompanying combined carve-out statement of operations. The vessel was delivered to her new owners on May 13, 2025 (Note 16(b)).

During the nine-month period ended September 30, 2024, the Company acquired three secondhand dry bulk vessels Miracle (ex. Iron Miracle), Prosper (ex. Lowlands Prosperity) and Frontier (ex. Frontier Unity) with an aggregate DWT of 541,953, and agreed to acquire the secondhand dry bulk vessel  Magnes (ex. Nord Magnes) with a DWT capacity of 179,546 which was delivered during the fourth quarter of 2024. Furthermore, during the nine-month period ended September 30, 2024, the Company sold the dry bulk vessels Progress, Manzanillo,  Konstantinos and Adventure which were held for sale at December 31, 2023, and the dry bulk vessels Alliance, Merida, Pegasus, Oracle and Titan I and recognized an aggregate net gain of $3,348, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying combined carve-out statement of operations for the nine-month period ended September 30, 2024.

During the period from January 1, 2025 to May 6, 2025, the Company recorded an impairment loss in relation to one of its dry bulk vessels in the amount of $179. The fair value of the vessel, amounted to $10,750, was determined through Level 2 input of the fair value hierarchy.

During the nine-month period ended September 30, 2024, the Company did not record any impairment loss in relation to its vessels.

6. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. During the period from January 1, 2025 to May 6, 2025, four vessels underwent and completed their dry-docking and special survey. During the nine-month period ended September 30, 2024, three vessels underwent and completed their dry-docking and special surveys. The amortization of the dry-docking and special survey costs was $2,337 and $4,585 for the period from January 1, 2025 to May 6, 2025 and nine-month period ended September 30, 2024, respectively, and is separately reflected in the accompanying unaudited interim predecessor combined carve-out statements of operations.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

7. Long-Term Debt:

The amounts shown in the accompanying predecessor combined carve-out balance sheet consist of the following Term Loans:

	Borrower(s)	December 31, 2024

1	Costamare	-
2	Amoroto et al.	-
3	Bernis Marine Corp. et al.	-
4	Amoroto et al.	-
5	Greneta Marine Corp. et al.	-
6	Adstone Marine Corp. et al.	-
7	Costamare	-
8	Barlestone Marine Corp. et al.	-
9	Bermondi Marine Corp. et al.	-
10	Adstone Marine Corp. et al.	147,709
11	Silkstone Marine Corp. et al.	34,611
12	Andati Marine Corp. et al.	84,931
13	Archet Marine Corp. et al.	72,000
14	Costamare Bulkers Ships Inc. Loan	-
	Total long-term debt	$339,251
	Less: Deferred financing costs	(3,022)
	Total long-term debt, net	$336,229
	Less: Long-term debt current portion	(31,378)
	Add: Deferred financing costs, current portion	873
	Total long-term debt, non-current, net	$305,724

1. On July 8, 2021, Costamare entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity. On November 16, 2023, the Company prepaid $1,775, due to the sale of vessel Peace. On November 30, 2023, the Company prepaid $1,775, due to the sale of vessel Pride. On February 27, 2024, the Company prepaid $5,844, due to the sale of vessel Pegasus (Note 5). On December 13, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $19,608 was fully repaid.

2. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp., amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the dry bulk vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of additional vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the dry bulk vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 7.4). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of the dry bulk vessel Miner. On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. On December 5, 2023, the Company prepaid $5,510 due to the sale of the dry bulk vessel Cetus. On January 10, 2024 and on February 1, 2024, the Company prepaid the aggregate amount of $11,197 due to the sale of vessels Progress and Konstantinos (Note 5). On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until January 2028. On December 13, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $35,596 was fully repaid.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000 in order to refinance one term loan of the dry bulk vessels Bernis, Verity, Dawn, Discovery and Parity. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525 in order to refinance in part one term loan. On October 31, 2024, the Company prepaid the amount of $5,780 due to the sale of vessel Discovery. On December 13, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $29,727 was fully repaid.

4. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the dry bulk vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 7.2 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. On February 28, 2024, the Company prepaid the amount of $6,125 due to the sale of vessel Merida (Note 5). On May 21, 2024, following the execution of the loan agreement discussed in Note 7.9, the then outstanding balance of $15,780 was fully repaid.

5. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp., amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance two term loans. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. On December 3, 2024, following the execution of the loan agreement discussed in Note 7.10, the then outstanding balance of $22,091 was fully repaid.

6. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance three term loans. On December 20, 2022, the amount of $82,885 was drawn down. On September 7, 2023, pursuant to a supplemental agreement signed during the third quarter of 2023, Oldstone Marine Corp. and Kinsley Marine Corp. drew down in two tranches the aggregate amount of $27,450. On January 10, 2024 and on February 27, 2024, the Company prepaid the aggregate amount of $9,915.5 due to the sale of vessels Manzanillo and Alliance (Note 5). On April 19, 2024, the Company prepaid the amount of $4,581.1 due to the sale of vessel Adventure (Note 5). On December 3, 2024, following the execution of the loan agreement discussed in Note 7.10, the then outstanding balance of $78,592 was fully repaid.

7. On June 19, 2023, Costamare entered into a loan agreement with a bank for an amount of up to $150,000 in order to refinance two term loans, as well as the acquisition of additional vessels. On June 20, 2023, the amount of $65,779 was drawn down. On July 15, 2024, Costamare prepaid the amount of $8,255.4 due to the sale of vessel Oracle (Note 5). On December 20, 2024, following the execution of the loan agreement discussed in Note 7.13, the then outstanding balance of $51,523 was fully repaid.

8. On December 1, 2023, Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp. and Shaekerstone Marine Corp. entered into a loan agreement with a bank for an amount of up to $60,000 in order to finance the acquisition cost of the dry bulk vessel Arya as well as the acquisition of additional vessels. On December 7, 2023, the amount of $12,000 was drawn. On February 16, 2024, the amount of $16,380 was drawn in order to finance the acquisition of the vessel Miracle (Note 5). On July 18, 2024, the amount of $21,600 was drawn in order to finance the acquisition of the vessel Frontier (Note 5). On December 3, 2024, following the execution of the loan agreement discussed in Note 7.10, the then outstanding balance of $47,026 was fully repaid.

9. On May 14, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $16,785 in order to refinance the term loan discussed in Note 7.4. On May 16, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $15,780. On September 19, 2024, the Company prepaid the amount of $4,927.5 due to the sale of vessel Titan I. On December 10, 2024, following the execution of the loan agreement discussed in Note 7.11, the then outstanding balance of $10,111 was fully repaid.

10. On December 2, 2024, Adstone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Gassin Marine Corp., Greneta Marine Corp., Kinsley Marine Corp., Maraldi Marine Corp., Merle Marine Corp., Oldstone Marine Corp., Shaekerstone Marine Corp., Terron Marine Corp. and Valrose Marine Corp., entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance the term loans discussed in Notes 7.5, 7.6 and 7.8. On December 3, 2024, the amount of $147,709 was drawn down. On March 4, 2025, the Company prepaid the amount of $6,650 due to the sale of vessel Rose (Note 5). On April 24, 2025, the amount of $61,668 was prepaid.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. On December 9, 2024, Silkstone Marine Corp., Cogolin Marine Corp. and Bermondi Marine Corp. entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance the term loan discussed in Note 7.9 and to finance the acquisition of the secondhand dry bulk vessel Prosper (Note 5). On December 10, 2024, the amount of $34,611 was drawn down. On April 24, 2025, the amount of $19,360 was prepaid.

12. On December 12, 2024, Andati Marine Corp., Astier Marine Corp., Barral Marine Corp., Bernis Marine Corp., Fabron Marine Corp., Ferrage Marine Corp., Fontaine Marine Corp., Fruiz Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Sauvan Marine Corp. and Solidate Marine Corp. entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance the term loans discussed in Notes 7.1 , 7.2 and 7.3. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. On April 24, 2025, the amounts of $2,460.9 and $13,358.8 were prepaid for tranches A and B, respectively. In addition, on April 24, 2025, the amount of $4,458.5 was prepaid for Tranche C due to the sale of vessel Resource (Note 5).

13. On December 20, 2024, Archet Marine Corp., Bagary Marine Corp., Bellet Marine Corp., Courtin Marine Corp., Laudio Marine Corp., Pomar Marine Corp. and Ravestone Marine Corp. entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance the term loan discussed in Note 7.7 and to finance the acquisition of the secondhand dry bulk vessel Magnes. On December 20, 2024, the amount of $72,000 was drawn down in two tranches. On April 24, 2025, the aggregate amount of $48,918.7 was prepaid.

14. On April 16, 2025, CBSI entered into a loan agreement with a bank for an amount of $100,000 to partly finance dry bulk vessels’ acquisitions. No drawdown occurred as of May 6, 2025.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”), plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 115% to 120% in all loans, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate caps (discussed in Notes 11 and 13) for the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, amounted to $14,228 and $6,669, respectively, and are included in “Interest and finance costs, net” in the accompanying unaudited interim predecessor combined carve-out statements of operations for the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, respectively.

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs amounted to $957 and $401 for the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, respectively, and is included in “Interest and finance costs, net” in the accompanying unaudited interim predecessor combined carve-out statements of operations (Note 11).

8. Charter-in Arrangements:

During the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, CBI chartered-in 83 and 54 third-party vessels on short/medium/long-term time charters, respectively. Charter-in expenses for those third-party vessels was $315,419 and $95,604 for the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025, respectively.

Furthermore, revenues generated from those charter-in vessels in the nine-month period ended September 30, 2024 and in the period from January 1, 2025 to May 6, 2025 amounted to $717,969 and $181,263, respectively.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. Stockholders’ Equity:

(a) Common Shares: As of December 31, 2024 and May 6, 2025, Common shares represent the aggregate issued share capital of the 69 entities included in these unaudited interim predecessor combined carve-out financial statements (Note 1).

(b) Net parent investment: The amounts shown in the accompanying predecessor combined carve-out balance sheet, as Net parent investment as of December 31, 2024 include: (i) advances made by Costamare for vessel acquisitions, (ii) payments made by Costamare for vessels’ operating expenses net of (iii) distributions made by the Company to Costamare.

10. Voyage Revenues:

The following table shows the voyage revenues earned from time charters and voyage charters during the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025:

	For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
Time charters	$199,432	$70,217
Voyage charters and Contracts of Affreightment	560,444	169,502
Voyage charters – related parties (Note 3(b))	111,128	87,683
Total	$871,004	$327,402

11. Interest and Finance Costs, net:

The Interest and finance costs in the accompanying unaudited interim predecessor combined carve-out statements of operations are as follows:

	For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
Interest expense	$17,729	$6,669
Derivatives’ effect	(3,501)	-
Amortization and write-off of financing costs	957	401
Amortization of excluded component related to cash flow hedges	1,523	-
Bank charges and other financing costs	1,131	243
Total	$17,839	$7,313

12. Taxes:

Under the laws of the countries of incorporation of the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration fees and/or tonnage taxes, which are included in Vessel operating expenses in the accompanying unaudited interim predecessor combined carve-out statements of operations. The Company believes that CBI is not subject to tax on its income in its country of incorporation.

The companies with vessels that have called at the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Companies with vessels may also be subject to tax in certain jurisdictions with respect to the relevant shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. Derivatives:

(a) Interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates by entering into interest rate caps agreements with varying start and maturity dates.

The interest rate derivative instruments are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in the unaudited interim predecessor combined carve-out statements of comprehensive income/ loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (loss) on derivative instruments, net.

During the nine-month period ended September 30, 2024, the Company terminated the interest rate cap related to the loan discussed in Note 7.1, amended the interest rate cap related to the loan discussed in Notes 7.2 and 7.7 and received the aggregate amount of $1,036, which is included in Gain/ (loss) on derivative instruments, net in the accompanying unaudited interim predecessor combined carve-out statement of operations.

As of December 31, 2024, the Company did not hold any interest rate caps.

(b) Interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2024, the Company did not hold any interest rate caps.

(c) Forward Freight Agreements (“FFAs”), Bunker swap agreements and EUA futures: As of December 31, 2024, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of December 31, 2024 amounted to a net liability of $447.

As of December 31, 2024, the Company had a series of EUA futures, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 amounted to an asset of $307.

As of December 31, 2024, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 amounted to a net liability of $19,155. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2024, the Company deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUA futures of $45,221, which is recorded within margin deposits in the accompanying predecessor combined carve-out balance sheet. The amount of collateral to be posted is defined in the terms of the respective agreements executed with counterparties and is required when the agreed upon threshold limits are exceeded.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The following tables present, as of December 31, 2024, gross and net derivative assets and liabilities by contract type:

As of December 31, 2024
	Derivatives	Derivatives
	Assets - Current	Assets - Non-Current
FFAs*	$8,590	$120
Bunker swaps	37	-
Bunker swaps*	304	-
EUA Futures	160	147
Total gross derivative contracts	$9,091	$267

Amounts offset
Counterparty netting*	(8,894)	(120)
Total derivative assets, December 31, 2024	$197	$147

	Derivatives	Derivatives
	Liabilities - Current	Liabilities - Non-Current
FFAs*	$(22,653)	$(5,212)
Bunker swaps	(308)	(15)
Bunker swaps*	(398)	(67)
Total gross derivative contracts	$(23,359)	$(5,294)

Amounts offset
Counterparty netting*	8,894	120
Total derivative liabilities, December 31, 2024	$(14,465)	$(5,174)

*The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments and bunker swaps.

The Effect of Derivative Instruments for the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
Interest rate caps (included component)	$435	$-
Interest rate caps (excluded component) (1)	(828)	-
Reclassification to Interest and finance costs	(3,501)	-
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	1,523	-
Total	$(2,371)	$-

(1)	Excluded component represents interest rate caps instruments time value.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (loss) on derivative instruments, net
		For the nine-month period ended September 30, 2024	For the period from January 1, 2025 to May 6, 2025
Interest rate caps	Gain / (loss) on derivative instruments, net	$955	$-
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	18,355	373
Bunker swap agreements	Gain / (loss) on derivative instruments, net	2,741	(1,061)
EUA Futures	Gain / (loss) on derivative instruments, net	220	(22)
Forward currency contracts	Gain / (loss) on derivative instruments, net	86	-
Total		$22,357	$(710)

14. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 7.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets) and derivative contracts (interest rate caps, FFAs, bunkers swap agreements and EUA futures). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of its derivative contracts via established clearing houses. The Company also limits its accounts receivable credit risk by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus generally does not require collateral for its accounts receivable. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

(c) Fair value: The carrying amounts reflected in the accompanying predecessor combined carve-out balance sheet of accounts payable and related party loans, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of the interest rate cap agreements, the FFAs, the bunker swap agreements and EUA Futures discussed in Note 13 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data.

The fair value of the forward freight agreements, the EUA futures and bunker swap agreements discussed in Note 13(c) determined through Level 2 of the fair value hierarchy as of December 31, 2024, amounted to a net liability of $19,295.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Notes to Unaudited Interim Combined Carve-out Financial Statements

For the nine-month period ended September 30, 2024 and the period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
EUA futures-asset position	$307	$-	$307	$-
Forward Freight Agreements-liability position	(19,155)	-	(19,155)	-
Bunker swap agreements-asset position	37	-	37	-
Bunker swap agreements-liability position	(484)	-	(484)	-
Total	$(19,295)	$-	$(19,295)	$-

15. Comprehensive Income / (Loss):

During the nine-month period ended September 30, 2024, Accumulated other comprehensive loss increased with net losses of $2,371 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $393), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $3,501) and (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,523).

During the period from January 1, 2025 to May 6, 2025, there was no movement in Accumulated other comprehensive income/ (loss).

16. Subsequent Events:

(a)	Vessel acquisition: (i) On June 6, 2025, the Company agreed to acquire the 2012-built, 176,387 DWT capacity dry bulk vessel Imperator (ex. Imperator Australis). On July 14, 2025, the Company took delivery of the vessel. (ii) On July 23, 2025, the Company agreed to acquire the 2005-built, 76,498 DWT capacity secondhand dry bulk vessel Gorgo (ex. Gorgoypikoos), which was delivered on July 29, 2025.

(b)	Vessel sales: (i) On May 13, 2025, pursuant to the Memorandum of Agreement dated April 22, 2025 (Note 5), the vessel Resource was delivered to her new owners. (ii) On June 18, 2025, the Company agreed to sell the 2010-built, 58,018 DWT capacity dry-bulk vessel Pythias. On July 11, 2025, the vessel was delivered to her new owners. (iii) On June 23, 2025, the Company agreed to sell the 2011-built, 35,995 DWT capacity dry-bulk vessel Bernis. On August 8, 2025, the vessel was delivered to her new owners. (iv) On July 23, 2025, concurrently with the agreement to buy the Gorgo, the Company agreed to sell the dry bulk vessels Acuity, Verity, Equity and Parity which were delivered to their new owners during the third and fourth quarters of 2025. (v) On August 1, 2025, the Company agreed to sell the dry bulk vessel Gorgo (Note 16(a)(ii)), which was delivered to her new owners on September 2, 2025.

(c)	Drawdowns of loan facilities: On July 9, 2025, the Company drew down the amount of $15,300 related to the loan agreement discussed in Note 7.14 in order to finance the acquisition of the secondhand dry bulk vessel Imperator (Note 16(a)(i)).

(d)	Loan prepayments: (i) On June 30, 2025, pursuant to the sale of the dry bulk vessel Pythias (Note 16(b)(ii)), the Company prepaid the amount of $1,231 related to the term loan discussed in Note 7.13. (ii) On July 24, 2025, pursuant to the sale of the dry bulk vessel Bernis (Note 16(b)(iii)), the Company prepaid the amount of $4,137.5 related to the term loan discussed in Note 7.12. (iii) On August 12, 2025, pursuant to the sale of the dry bulk vessel Equity (Note 16(b)(iv)), the Company prepaid the amount of $3,405.9 related to the term loan discussed in Note 7.10. (iv) On September 2, pursuant to the sale of the dry bulk vessel Acuity Note 16(b)(iv), the Company prepaid the amount of $1,222.9 related to the term loan discussed in Note 7.12. (v) On September 12, pursuant to the sale of the dry bulk vessels Verity and Parity (Note 16(b)(iv)), the Company prepaid the amount of $10,360.6 related to the term loan discussed in Note 7.12.